Filed by Centene Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Health Net, Inc.

Commission File No.: 1-12718

Centene Corporation

September 9, 2015

8:15 AM ET

Peter Costa:	Good morning everyone. I want to thank you all for coming today to the Wells Fargo Securities healthcare conference. We have our first meeting of the day here starting off with Centene and I wanted to introduce to you Michael Neidorff who many of you already know as Chairman, President and CEO of Centene Corporation. We also have with us here today Ed Kroll, SVP of Finance and Investor Relations and Erica Silver, Manager of Financial Analysis at Centene. So we’re going to jump right into some questions and we’re going to do this as a fireside chat here but I want to make sure it’s open to all of you to ask questions if you want to ask a question just raise your hand and we’ll try to get you in there if you can get my attention.

So, let’s start off, first things first, let’s talk about your planned acquisition of Health Net and let’s go through that a little bit first. What would be the most important things to watch for with respect to potential upside or downside relative to the current accretion estimates? You gave us sort of 10% accretion on GAAP EPS and 20% accretion to adjusted EPS to the first year after closing. What sort of things could cause that to be better or worse?

Michael Neidorff:	Well, I think as we go through the integration, and that’s going incredibly well, there’s a great group of people that are working very well with us Peter. I think as you go through that we’ll start looking at what some of the upside is. I’d like to believe that what we gave in terms of accretion included synergies that were reasonably along the conservative side so I think we — I’m hoping to continue to find more synergy which will give us some upside.

But we also recognize that sometimes synergies are the offsets of things that surprise you. So everything I’m seeing says that I think our assumptions and our estimates are pretty accurate.

Peter Costa:	Okay. How do you view the longer-term growth potential with the addition of Health Net, what would slow or accelerate growth for Centene as a whole and is that answer different when I look at the long-term versus the short-term?

Michael Neidorff:	I think it’s both short and longer term. It’s going to [excel], it’s going to help our growth.

I said at the time we did the deal we have good visibility into 2016. We have pretty good visibility into 2017. Health Net will give us great penetration to California, the largest Medicaid states in the country, 12 million eligible there and they have a Medicare product [deals] at the low end of the Medicare scale. Keep in mind that Medicare is a $700 billion market, I’m not talking [duals], I’m talking MA; $700 billion market and 65% of it is at 400% of the federal poverty level or lower. So that’s our sweet spot.

So when you start thinking about they’re in one state, two states for that product, we’re in 24 states. Now, some people will argue, well it’s not that easy to transform someone from California to another state. Well, I think we have a material advantage in that we are very decentralized and we have really solid presidents and CEO’s in our markets that now how to look at something and adapt it to their state and so as I looked at it, as a role out in Medicare you’re good at making decisions now by November you get the first estimates and then February you [hone in] but that’s for 2017. So I see where as we start to work with 2017 and the balance of this decade, this will be a very significant contributor to our growth and allow us to keep the high rated growth [going] that we’ve been experiencing. That’s not to say that Centene will not continue to grow, we have really great opportunities there and some that are visible to people and some that aren’t.

So our growth trajectory is still just very — I’ve learned that — somebody just sent me an email that we’re number four in the Fortune in terms of number for the fastest growing company. I just said, well who’s one, two and three?

Peter Costa:	How will you use Health Net as a platform for growing the Medicare advantage business throughout the rest of the country? Can you talk about — where will the management of that business be and what exactly will that …

Michael Neidorff:	Right now the initial thoughts are we’re going to have centers of competence; West Coast, St. Louis. Our foster care is in Austin, Texas with a women that developed it, designed it, created it there and so that’s the Center of Excellence for that. That will still reside in California and we know the people that will be doing it; we’re setting a meeting up to talk about what we want to file for in November. So that will be in California and they have a superb team of people. I started to name them, I don’t want to do that. [They’ll] be helping us with it.

Peter Costa:	How should investors think about the deal that Health Net previously had in place with Cognizant. Given comments by Cognizant indicating that if the Health Net acquisition is completed it would be unlikely that the seven-year outsourcing agreement between Health Net and Cognizant would be implemented. Does Centene plan to in-source this business and also to make everyone sure we’re all on top of the same numbers here, you talked about $150 million in synergies for savings from the deal with half of that in the first year and Health Net used to talk about $150 to $200 million in savings from the Cognizant deal. So is the $150 million on top of that $150 to $200 million in savings?

Michael Neidorff:	It’s on top.

Peter Costa:	Okay.

Michael Neidorff:	So, it’s no secrete we like to in-source things. I used — I was getting — today when I said if it wasn’t nailed down, we outsourced it. Those kinds of things will come back [in] and we’re working — we’ll work with Cognizant and we’ll probably contract with them as part of our planning to manage the transition to our system. They’ve been doing a lot of it and some transition has to take place there. And we have the capacity at our datacenter to expand this and take it on very quickly. So, Cognizant — what they’re going to save on Cognizant we’re going to save that, and we think probably a little bit more, that’s one of the upsides by in-sourcing it and putting it in our system.

That’s going to give them a medical management system that we have a true care if they stayed in Boston up the road 128, and this will give them a medical management system that they don’t currently have.

Peter Costa:	Okay. Given that Health Net has been in discussions with, or had been, other strategic partners regarding potential consolidation, what differentiated Centene from the other potential suitors and why is Health Net the right fit for Centene? The breakup fees are structured very elaborately, does that reflect you or Health Nets view that there’s greater risk in this deal than in other deals?

Michael Neidorff:	The two that — the two level, and it’s now one, that was a request of Health Net and it cost us nothing, I said give it to them. It’s nothing that I felt we needed but that’s what they wanted, that’s fine, do it. I think that as we look at it the difference is there’s no overlap. Think about it, we asked for an accelerated review on (inaudible). They looked at the information we supplied [two visit] and they gave us [early] determination at three weeks. That’s — that in itself says that there was no real competitive issue there and so the advantage we bring to it is we need the people. We need what they have — and Pete I think I can speak honestly that the people at Health Net are really excited and glad to be joining the Centene platform because this is going to give them the opportunity to grow the business they felt they haven’t had and the resources to do it at this point in time.

So it’s a fairly different thing. The others would have [been buying] membership so some skills and things but basically folding into their own. We’re going to be folding in the Arizona, Washington, Oregon business but those are small businesses for them. The California business we’re working through with our president. He’ll always be at the table with me when we discuss it and we’re going to figure out how to put those two together but the rest it’s just all Greenfield. It’s really a — I think over time I was introduced, I was interviewed, by the Post Dispatch and there’s a little article that’s kind of making it’s way around. It [just said that] they talk about the skepticism. I said, I can say all I want, you just have to wait and see. We’re going to show you that this was really the right year at the right time for Centene.

Peter Costa:	When you look at the S4, there were some substantial differences in terms of the expectations for how Health Net was going to perform on a revenue basis relative to consensus or perhaps on an earnings or EBITDA basis. Your view was lower than Health Net’s view of their own. Can you kind of talk about what were the biggest differences in terms of driving the perception of the different levels of revenue or EBITDA?

Michael Neidorff:	Yeah, I think as we look at it it’s — we brought some [conservatism] to it and so we also saw some investment to get the growth in 2017 and 2018. Because, as I’ve said, we have good visibility on 2016 and we gave, I think, in [June] we said we had visibility on 16% growth and that’s on a growing denominator. So, anybody talks about us, it’s pulling us down (inaudible), it’s not going to stop Centene, we’re going to continue to grow and then this will become accretive, not accretive, but additive in growth as we need it in 2017 and 2018 and in 2016, we’ll be in pretty good shape.

So I think it was just a matter of interpretation and degrees of conservatism in the investment.

Peter Costa:	Question here from the audience.

Unidentified Audience Member:	(Inaudible). What do you think The Street has wrong about (inaudible). You look at (inaudible) the market is down roughly 12% when two-year (inaudible). What is it that the Street really has misunderstood about the transaction and how do we [touch base on that]?

Michael Neidorff:	Yeah, the question is — this is for the Webcast, I’ll repeat it, that what does The Street not see in terms of the difference in how we (inaudible) versus the comp? I think there’s — Peter probably has a better impact than I do but first there was some takeout premium in all of these stocks so when this occurred I expected some of that to come down and that was fine.

The whole [structure] took a hit and The Journal had an interesting article and I think there’s a lot of truth to it, a few weeks back, where they said those that were the highest performers obviously would come down and potentially would take a pretty good [hit]. I have a lot of investors call me and say, not a lot, I had a couple people call me, to give me an indication that they had other assets in their portfolios that were really taking big hits in other sectors and they had the growth in hours and so they were offsetting.

So there’s a series of different things. I think what The Street did not quite understand, and now it goes back to our first conference when we announced it the morning after, we’ve been up all night because I always believe that these things get done quietly, quickly because there’s a lot of public information so you don’t have to spend — so your diligence is different, it’s confirming something and we [retired], we had I think we could have done a better job on that because they didn’t understand that this is a true growth story. They had the synergies, they misunderstood real questions and the synergies over Cognizant. There were a number of things that as they start to see it and understand it and now that the S’s are coming out, they’ll start to see it. I think that’s going to make, have, a material impact to help them overcome it.

I hope I answered your question.

Peter Costa:	Can we talk about your capital deployment plans going forward. You know, and probably this is how it relates to the Health Net transaction but how likely is it that Centene would make additional acquisitions if the right opportunity presented themselves and what other areas would Centene be most likely focused and, in particular, please comment on your interest in acquiring Medicare assets that would be potentially divested in the Aetna/Humana transaction?

Michael Neidorff:

Yeah. We had the (inaudible) to make acquisitions of that nature, they know we’re interested. We [don’t] go into processes that’s been [historic] forever so they want to sit down and talk, we immediately, we can add quickly because we have some platforms to put together with it. We are looking at — there are other opportunities other than Medicare assets out there that we might look at that’s appropriate to put together with the Health Net group and there’s some other healthcare technology things that we’re looking at. So we planned this to be at 40% debt to cap and now what the final debt to cap is will be a function of what the price of the stock is at the time of the closing. So — but we’re still, we will be somewhere in that range. So that means there’s some room. We have a revolver that will have $5, $600 million of free [board] on it. We commented that we expect to return to our normal mid-30’s debt to cap within 12 to 24 months.

So yeah, we will be out — we will continue to be in positions for the right assets that meet our criteria to be accretive, to be (inaudible).
Peter Costa:	How much higher would you let your debt to cap ratio get to, to do something that was opportunistic?
Michael Neidorff:

You know, I like 40%. As I said, it could go to 45%. Some of that may be driven by what the price of stock is at the time but the fundamentals haven’t changed. As the stock goes up the debt to cap goes down. So, I think there’s some of that in play.

Peter Costa:

Moving away from capital in the acquisitions and talk about the business a little bit. Usually I’m asking you questions about why you were successful in a recent bid. Today I’m going to ask you about why you were somewhat unsuccessful in Iowa in the recent announcement. Can you talk about what might have been different this time and whether the protests that are there, you know, might come to pass to help you?

Michael Neidorff:

So we — when you look at our protest we believe that the evaluation was not done objectively. We’ve publically filed statements that there was an individual that reviewed it that had a history with us just not appreciated the way we did things and there was — there were two people, one reported to the other. So there’s not a lot of independent review.

All of that aside so we didn’t win it, we know — we believe we were not as fairly treated as we should have been in that evaluation that’s why we filed the protest. I’m sitting back and I’m wondering when I look at the rates and some of the aspects of it and how they did it and the fact that it was not done, I’m not sure that I should be considered that we didn’t get this. So we had an experience once before in another state, [it’s a state], I think Kentucky.

Peter Costa:	Kentucky perhaps.
Michael Neidorff:	Yeah. And when you think about how we were treated there and how this one went, it may not be all bad and it’s not going to maturely affect our [growth]. We have so many other opportunities.
Peter Costa:	When you looked at their commentary, it seemed like the Kentucky withdrawal actually hurt you in Iowa, you know, which is surprising that that would hurt you more than say perhaps Amerigroup’s troubles in Illinois or WellCare’s troubles in Florida. Do you agree that the Kentucky withdrawal hurt you in Iowa or no?

Michael Neidorff:

I don’t think that did. It was — this individual that had been with us in Kansas and we had gone in and there were issues in Kansas. We worked with the administration, we got them fixed and I think that bothered them because they ended up leaving Kansas as a result and ended up in Iowa. So there’s a lot of different dynamics but I’d rather not make a lot of excuses but I’d like to say we didn’t win it, we still have a high 80’s [dif rate] and we’ll be fine.

Peter Costa:

Moving on to some of the more successful stories, you know, you had a very good track record of winning Medicaid contracts over the last few years. What do you think of the primary factors in your wins and on the contrary, what do you think your remaining weaknesses are?

Michael Neidorff:	Yeah, I think …
Peter Costa:	Particularly as the business is evolving?
Michael Neidorff:

Yeah, I think the — our systems a major advantage. True Care, (inaudible), predictive models, things that we have, the real-time dashboards. I think having the — especially companies gives us a lot of flexibility in how we can be responsive to specific state needs. So I think that’s a real advantage. I think we are continuing, we have a really strong (inaudible) team and I think that needed to be beefed up more, just the amount of work they were doing and they’ve done a superb job.

There’s nothing there that they did that was not appropriate, I don’t want to say that, but you asked me where we need to strengthen, [Don] needs help and I said we recognize that just by the amount of analysis he’s doing, I want to see us do that so we don’t make a mistake in that kind of [way] which we haven’t made yet.

Peter Costa:	Who do you think the key competitors are to watch now with the landscape changing the way it is?
Michael Neidorff:	Well you know, it’s kind of interesting where there were two — when we had — well, when we had Amerigroup and Anthem now there’s two there, now there’s one. We had Aetna and — no before that.
Peter Costa:	Coventry.
Michael Neidorff:

Yeah, Coventry and so those two became one. So now you’re going to have two become one again so there’s fewer and fewer and some of you may remember, I said 18 months ago this was what was going to happen; it was going to be United, Centene, Anthem and some combination of the others. So there would be four, maybe five and so we’ve anticipated it. Most states want two or three players. So as this thing starts to unfold, I think we’ll see that. You still have the other players that are the Medicaid that are out there but over time the ability to do the exchanges and all of the things and have the system, commercial, I think we’ll become more and more important.

Peter Costa:	You talk about Florida and the Medicaid managed care population there and the rate increases you got? The recent press reports talk about an average rate increase of 7.7%. Is that consistent with what the rate increase is for Centene in Florida and how does that compare to your expectations which was, I think, low single digit range is what you said?

Michael Neidorff:

Yeah, I think from what our people are saying that they made a lot of progress with the rate adjustments in Florida, and some of the (inaudible), some aren’t. They’re still working with them on honing the details. I don’t want to say too much. You know, I’ve never seen a CEO who thought the rates were high enough or the stock price was high enough so I’m not going to — I want to be careful [publically saying] but I think the administration is working hard to make sure that the rates are fair and equitable and we continue to talk and it’s good dialogue and they’ve been good responsible partners, they’re not like Texas. Our largest states have been just very responsible that way.

Peter Costa:	Was your rate increase there better than the low single digits as you’d hoped for?
Michael Neidorff:	It’s been — it’s in the single digits so it’s within the range.
Peter Costa:	Okay, and the populations helped status improving as you sort of manage that population more?
Michael Neidorff:	I think so, yeah. I think the reports are going to continue to show that the individuals are better, in better health states now than before they wanted these programs.
Peter Costa:

Is it possible for you quantify the impact for all of us that Florida is having on your overall medical loss ratio and how much can the overall MR improve if Florida gets to where you think it should be?

Michael Neidorff:

I want to be careful to not give any guidance on what we’ve given. We’re going to have — it’s just a policy standpoint Peter. I think everything that’s happening will allow us to perform within the guidance that we gave at the last quarterly call.

Peter Costa:	How confident do you remain regarding your recently improved full-year 2015 medical loss ratio outlook of 89.1, 89.5 is … Lower end, higher end, middle?
Michael Neidorff:	Middle. Always go to the middle that’s the safe. If you do better than that that would be great.
Peter Costa:	And have your views continued to be the composite rate change, flat, up 1%?
Michael Neidorff:	Yeah.
Peter Costa:	Okay, and how do you think that is going to evolve going into next year?
Michael Neidorff:

Once again, it’s really market by market. As we continue to realize that we do [charge] better health states or MLRs, G&A coming down as we absorb, more overhead is absorbed within the numbers, what we need are rate increases at best so … What I focused on, are the rate increases appropriate for your cost? And I — this should be a 3% to 5% pre-tax [payment]. We’re pushing the three and we’ve had a lot of growth which has impacted. Our concern is to continue to move up sustainably towards the four and then go and try and get close to the 5%. We do it better than that long-term would be a [a bunch of] interesting (inaudible).

Peter Costa:	What should we all be watching for as the strongest driver of expanded margins going forward?

Michael Neidorff:	I would look at overhead absorption, so G&A, and the medical loss ratios in the higher acuity businesses; so the long-term care, the [duals], ABD, we’re doing some things with the developmentally disabled, it’s very (inaudible) effective.

Peter Costa:	Can you talk about the impact on your margins of the specialty services business, it’s getting to be a big part of the business and it’s perhaps got a chance to have better margins than some of the core Medicaid business. Can you talk about how that could impact margins going forward?

Michael Neidorff:	Yeah, we anticipate that across the whole book of specialty companies the margins will be fairly consistent and it’s going to vary. The specialty pharma took off and it would improve the margins somewhat for a while but those margins were tight on the hepatitis C drug. There’s other new drugs coming down now and they’ll have various margins but one thing, there’s an article I think in yesterday or today’s paper, the appetite for big margins on pharmaceuticals is shrinking very quickly and so that affects our PBM but we’re still doing very well with it. It’s still a good business to be in. It gives us a lot of flexibility.

Behavioral health, Michael McGinnis is there and he’s doing a great job. I expect to see that continue to do well. Developmentally disabled and other businesses as they grow so the specialty companies will be in that same 3% to 5% and I would hope over the next several years so it could gravitate to the higher end of it. Jesse Hunter has all of the specialty reporting tools. So stay tuned, they’re doing some interesting things.

Peter Costa:	Can you help us quantify sort of what kind of change you expect to see in operating margins over the next couple of years? I know that’s hard to do with Health Net being factored in there but if you can kind of talk about the business, maybe just Centene by itself and then leverage on what Health Net does?

Michael Neidorff:	I think we would see our operating margins continue on a sustainable basis showing improvement and improvement will vary. It could be 10, 20 basis points but over a quarter or a couple of quarters but if it’s sustainable, that’s important. I’m not looking to have big margins, one quota and yo-yo or see-saw it. So, there’s that aspect of it.

Health Net I think will be a contributor to our margins. The Medicare business, their businesses over time, they’re going to have the benefit of our system, medical management systems which will be material to them. The G&A will come down as part of the total, that will all be absorbed within hours and we’ll have the larger platform. This year we had given a forecast at around $21 billion in round numbers, $21.5 billion [in the narrow] so $20.5 in [that]. And so they’re around $14, $15. We said pro forma, the two of them would be a $37 billion business. Add the $4 billion we already had seen back in June in Centene, add that to it, now you’re talking about $41 billion business and that’s just where we look at other [groups] we see them — so this is a growing business.

Peter Costa:	Certainly impressive.

Michael Neidorff:	Yeah. I mean you think about the size, the scale, what that means, it means that we’re going to have more leverage, we’re going to have more overhead absorption, we’re going to have more to invest and continue in the system and bring it to bear. So the cash flow will be immensely strong (inaudible) as it all starts to get there.

As we put them on our platform and they get the benefit of — [as] I said, they’re on some legacy systems that that’s why they’re going to [congress]. They were not systems that were sustainable. So it’s going to take 12 to 24 months to move them. So it’s not how fast but how well. We’re being very methodical about it, careful. But if all of that happens I believe that we’re going to end up with a $40 plus billion business growing substantially year after year and with improved margins and just a better operating platform. I mean, this is — I told our team, everyone at the board and everyone, we’ve all agreed that this was probably the most transitional period to this company where it moves from a very successful mid-cap company towards moving to the large cap in the fastest growing space.

Think about it, a 700 — we just added. We had close to a $900 billion Medicaid related [market]. We’re now playing in a — playing is probably not the best word to use, we’re now operating and will be in an additional $700 billion Medicare market most of which is in our sweet spot with our network and things that work well. So, I think strategically it fits. In this company before anything can fit strategically it has to make financial sense and from the beginning it made the financial sense to where we could.

Long-winded answer but it’s just still right.

Peter Costa:	How do you see the Medicaid managed care pipeline over the coming year and then maybe the next coming three to five years. Is it going to continue to expand or is it going to — through.

Michael Neidorff:	They’ll still be some expansion, you have — everybody is talking about North Carolina so those states are going to come [about]. There are a few states that would be absolutely virgin territory where they have nothing. After that you’re going to be adding a long-term care. The dual eligible will be a slower growth in my opinion, I said that from the beginning. I’ve never saw — I’ve never seen it at our (inaudible) we’ve got our growth outside of that. We’re doing well with the long-term care.

I see Medicaid continuing to grow at a substantial rate but it’s going to be for those that are enforced in the market. I can add these products to their overall network.

Peter Costa:	There’s a lot of talk about the Woodwork Effect, not so much from you guys but from others over the past few years of more people signing up for Medicaid that were previously eligible. The thought was, my thought is as well, that some of those people would be healthier on average than the core Medicaid population that was qualified before the ACA. Have you seen much of the Woodwork Effect and is that helping to lower cost?

Michael Neidorff:	I’m trying to remember the exact number. I want to think that we had 200,000 Ed did we say in the Woodwork Effect membership?

Ed Kroll:	Overall the Medicaid expansion we have, as of June 30, 368,000.

Michael Neidorff:	So I mean it’s growing but that’s — that’s overall expansion. I’ve got 200 of it, I think, with Woodwork Effect, what people call Woodwork. Every time I ask somebody define Woodwork Effect I get a little different definition depending on who I ask.

Peter Costa:	Do you think it’s going to continue to emerge as the population grows or do you think we’ve seen it and it’s done?

Michael Neidorff:	Well, I think there will be some but it won’t be — not a big dramatic growth.

Peter Costa:	Okay. What trends have you noticed at state level regarding changes to contracts in terms of how the contracts are coming out now relative to how they used to be and is that changing with the reform from the federal government about how Medicaid managed care leads to …

Michael Neidorff:	I think the reform, what I’m seeing, is looking pretty good. The regulations are looking very appropriate. So those are not an issue for us. The contracts tend to be consistent with what we’ve seen historically. They had the proper review. They keep looking at the overall company and trying to see what they can leverage.

Peter Costa:	We’re starting to run out of time here. Anymore questions from the audience? I think we’re going to probably wrap it up here. Maybe I’ll just throw in one more quick question. It’s transition at the CFO level, is there anything that we should expect that would be different at Centene going forward?

Michael Neidorff:	No. (Jeff)‘s been there for many — for [a large sum of] years as an understudy for Bill. When Bill said he — we knew he was thinking about retirement. When I had the board (inaudible) has now said he wants to retire after the K file or when this deal closes, whichever is the latter. He said he wanted to see us through that. They said, I’m recommending (Jeff) they said, I had an immediate motion to appoint him as CFO. He’ll be an outstanding CFO, he’s ready for it.

Peter Costa:	Great, thank you very much Michael. I appreciate you coming.

Michael Neidorff:	Thank you.

Peter Costa:	Thank you.

Michael Neidorff:	Thank you.

Forward Looking Statements

This material may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Centene, Health Net and the combined businesses of Centene and Health Net and certain plans and objectives of Centene and Health Net with respect thereto, including the expected benefits of the proposed merger. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the transaction; the possibility that the expected synergies and value creation from the proposed merger will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, changes in federal or state laws or regulations, including the Patient Protection and Affordable Care Act and the Health Care Education Affordability Reconciliation Act and any regulations enacted thereunder, provider and state contract changes, the outcome of pending legal or regulatory proceedings, reduction in provider payments by governmental payors, the expiration of Centene’s or Health Net’s Medicare or Medicaid managed care contracts by federal or state governments and tax matters; the possibility that the merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions, including the receipt of approval of both Centene’s stockholders and Health Net’s stockholders; the risk that financing for the transaction may not be available on favorable terms; and risks and uncertainties discussed in the reports that Centene and Health Net have filed with the Securities and Exchange Commission (the “SEC”). These forward-looking statements reflect Centene’s and Health Net’s current views with respect to future events and are based on numerous assumptions and assessments made by Centene and Health Net in light of their experience and perception of historical trends, current conditions, business strategies, operating environments, future developments and other factors they believe appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this announcement could cause Centene’s and Health Net’s plans with respect to the proposed merger, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this announcement are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this announcement. Neither Centene nor Health Net assumes any obligation to update the information contained in this announcement (whether as a result of new information, future events or otherwise), except as required by applicable law. These risks, as well as other risks associated with the merger, are more fully discussed in the preliminary joint proxy statement/prospectus, as it may be amended, that is included in the Registration Statement on Form S-4 that has been filed with the SEC on August 18, 2015 in connection with the merger. A further list and description of risks and uncertainties can be found in Centene’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its reports on Form 10-Q and Form 8-K as well as in Health Net’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its reports on Form 10-Q and Form 8-K.

Additional Information and Where to Find It

The proposed merger transaction involving Centene and Health Net will be submitted to the respective stockholders of Centene and Health Net for their consideration. In connection with the proposed merger, Centene prepared a registration statement on Form S-4 that included a preliminary joint proxy statement/prospectus for the stockholders of Centene and Health Net filed with the SEC on August 18, 2015. At the appropriate time, each of Centene and Health Net will mail the definitive joint proxy statement/prospectus to their respective stockholders and file other documents regarding the merger with the SEC. These materials are not yet final and will be amended. Centene and Health Net urge investors and stockholders to read the definitive joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and security holders may receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov. These documents can also be obtained (when they are available) free of charge from Centene upon written request to the Investor Relations Department, Centene Plaza 7700 Forsyth Blvd. St. Louis, MO 63105, (314) 725-4477 or from Centene’s website, http://www.centene.com/investors/, or from Health Net upon written request to the Investor Relations Department, Health Net, Inc. 21650 Oxnard Street Woodland Hills, CA 91367, (800) 291-6911, or from Health Net’s website, www.healthnet.com/InvestorRelations.

Participants in Solicitation

Centene, Health Net and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of Centene and Health Net in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of Centene and Health Net in connection with the proposed merger is set forth in the preliminary joint proxy statement/prospectus filed with the SEC on August 18, 2015. You can find information about Centene’s executive officers and directors in its definitive proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2015. You can find information about Health Net’s executive officers and directors in its definitive proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2015. You can obtain free copies of these documents from Centene and Health Net using the contact information above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.